Exhibit 3






                    [Frequency Electronics, Inc. Letterhead]


November 9, 1999

Mr. Erik van der Kay
Chief Executive Officer
Datum Inc.
9975 Toledo Way
Irvine, CA 92618-1819

Dear Erik:

            I was disappointed by our telephone conversation late yesterday in which you stated that your board had reviewed our November 2, 1999 letter and concluded that it was not interested in our proposal to acquire Datum Inc. for a price of $10.00 per share in cash. We firmly believe that a merger of Datum and Frequency is in the best interest of your shareholders. Therefore, we have modified our proposal and are now prepared to offer either $10.00 in cash or
1.0596 shares of Frequency common stock for each outstanding share of Datum common stock, or a combination of both cash and stock. A stock transaction would be structured to be tax-free to your shareholders. Based on yesterday's closing price of Frequency's common stock, our proposed exchange ratio is valued at $10.00 per share. Our proposal therefore represents a premium of 41.2% over the average closing price for Datum for the past 30 business days.

            We appreciate your offer to consider acquiring Datum's Efratom subsidiary. Frequency's Board of Directors and I continue to believe that a merger of our two companies will benefit our respective shareholders, customers and employees. Among the advantages of a business combination between Frequency and Datum are:

o  A premium price for your shareholders.

o Increased leverage of each company's well-respected name, technical and manufacturing expertise and product offerings.

o Our combined companies will form a global leader in time and frequency products and systems for wireless, wireline, Internet and space applications.

o Our combined financial and technical resources will enhance our ability to compete.

Mr. Erik van der Kaay

November 9, 1999

Page 2



            We believe that you, your executive team, and your employees will contribute significantly to the expansion and diversification of the combined Datum/Frequency enterprise. It is our preference to work with you toward a negotiated transaction. To that end, we ask that you and the other members of your board, who are entrusted with the fiduciary duty of acting in the shareholders' best interests, meet with us at your earliest convenience to discuss the merits of our interest and our ideas.

            Although we do not consider our interest in Datum as anything other than "friendly," we reserve the right to initiate a tender or exchange offer for Datum stock or to pursue other alternatives to maximize shareholder value. Please be advised that we have issued a press release which disseminates the information in this letter.

            We look forward to your prompt response.

Very truly yours,

/s/ Martin B. Bloch
Martin B. Bloch
President and Chief Executive Officer


/s/ Joseph P. Franklin
Joseph P. Franklin
Chairman of the Board

cc:   Datum Board of Directors